AB 3/20

12012245

KW 3/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2012
Washington DC
123

SEC FILE NUMBER
8- 66987

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STONERIDGE CAPITAL GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2404 MEETING STREET
(No. and Street)

WAYZATA (City) MN (State) 55391 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ELLINGSON & ELLINGSON, LTD.
(Name – *if individual, state last, first, middle name*)

5101 VERNON AVE. S. #501 (Address) EDINA (City) MN (State) 55436 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DONALD R. BROOKS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STONERIDGE CAPITAL GROUP, LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner

Title

Notary Public

STACI L MUNSTERMAN
Notary Public
Minnesota
My Commission Expires January 31, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ellingson & Ellingson, Ltd.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Partner's
StoneRidge Capital Group, LLC
Minneapolis, Minnesota

We have audited the accompanying statements of financial condition of StoneRidge Capital Group, LLC, as of December 31, 2011 and 2010, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of StoneRidge Capital Group, LLC as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Ellingson & Ellingson, Ltd.
Ellingson & Ellingson, Ltd.
Edina. Minnesota

February 20, 2012

STONERIDGE CAPITAL GROUP, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2011 and 2010

ASSETS		
CURRENT ASSETS		
Cash	$ 27,308	$ 29,118
	27,308	29,118
PROPERTY AND EQUIPMENT		
Office furniture and equipment	30,911	30,911
Less: accumulated depreciation	(30,911)	(30,911)
	-	-
Total Assets	$ 27,308	$ 29,118
LIABILITIES AND PARTNERS' EQUITY		
CURRENT LIABILITIES	$ 1,200	$ 1,200
PARTNERS' EQUITY		
Partners' capital	162,533	162,533
Retained (deficit)	(136,425)	(134,615)
	26,108	27,918
Total Liabilities and Partners' Equity	$ 27,308	$ 29,118

The accompanying notes are an integral part of these financial statements.